Exhibit 99.1

Press Release	April 10, 2015

Cnova Reports Strong Growth of GMV: +28.2% in 1Q15

and Net Sales: +17.8% in 1Q15

Amsterdam - April 10, 2015 — Cnova N.V. (NASDAQ and Euronext Paris: CNV) today announced net sales, GMV and other data for the first quarter, ended March 31, 2015.

CNOVA	1Q14	1Q15	Growth
GMV(1) (€ millions)	973.7	1,248.2	+28.2%
Net Sales (€ millions)	777.4	915.5	+17.8%
Active customers(2) (millions)	11.6	14.8	+27.6%
Orders(3) (millions)	6.8	9.3	+38.2%
Number of items sold (millions)	11.5	16.0	+38.9%
Mobile share of traffic (4) (%)	22.0%	34.0%	+1,193	bp

•                  Cnova 1Q15 net sales achieved a +17.8% growth compared to 1Q14, despite a challenging macro-economic environment in Brazil. Additionally, strong net sales growth was achieved despite the depreciation of BRL by more than 10% since 1Q15 net sales guidance was provided on January 28,2015:

•                  Ability to drive customer loyalty, as number of items per unique customer(5) increased by +4.2% in 1Q15 year-over-year for Cnova, and number of orders per unique customer(5) increased by +11.9% in France and +5.4% in Brazil in 1Q15;

•                  Significant growth in share of traffic from mobile devices to 34.0% in 1Q15, compared to 22.0% in 1Q14;

•                  Continued expansion of operations with 20 sites in 11 countries at the end of the 1Q15.

•                  Cnova reported another quarter of strong growth in marketplaces, with increased penetration in both geographies:

•                  Total marketplace share grew to 15.4% of GMV in 1Q15 from 8.5% in 1Q14, representing a year-over-year increase of 132% in marketplace GMV;

•                  Total vendors at the end of 1Q15 were 8,650, an increase of +110% year-over-year and total product offerings were 16 million, an increase of +88% compared to 1Q14.

•                  Cnova has accelerated investment in 1Q to enhance future growth:

•                  Cnova has accelerated the roll-out of the click-and-collect network in Brazil and increased the number of pick-up points for large items in France;

•                  Cnova has strengthened its infrastructure to drive increased supply chain efficiency and customer service:

•                  In Brazil, within the São Paulo area, transition from two distribution centers for light products to a single Via Varejo warehouse in Jundiai;

•                  In France, opening of a new warehouse in the Paris area for heavy products in 1Q15 and expansion of the existing South-East warehouse;

•                  Cnova has invested in strategic IT systems, both in Brazil with the launch of a new recommendation tool and the transition to a new ERP alongside a new warehouse management system and a new customer service systems, and in France with the launch of a new warehouse management system and a new search engine.

CDISCOUNT HIGHLIGHTS

CDISCOUNT	1Q14	1Q15	Growth
GMV (€ millions)	493.9	634.5	+28.5%
Net sales (€ millions)	358.1	416.8	+16.4%
Marketplace share (6) (%)	14.8%	24.7%	+984	bp
Mobile share of traffic(4) (%)	31.1%	44.9%	+1,385	bp

•                  Cdiscount reported another quarter of double-digit net sales growth, with +16.4% year-over-year increase to €416.8M in net sales for 1Q15 compared to €358.1M in 1Q14:

•                  Expansion of the unique click-and-collect network to 19,100 pick-up points at the end of 1Q15, including 593 pick-up points for large items (+34% vs. 1Q14);

•                  Increased loyalty with higher orders per unique customer(5) (+11.9% vs. 1Q14) and higher number of items per unique customer(5) (+11.1% vs. 1Q14);

•                  Cdiscount marketplace share reached 24.7% of GMV in 1Q15:

•                  Marketplace GMV grew 111% year-over-year;

•                  Product offerings available increased by 79% year-over-year, driven by a growth of 106% of vendors;

•                  Cdiscount  has invested in new projects to enhance future growth:

•                  Cdiscount has grown Cdiscount-à-volonté subscribers;

•                  Cdiscount has accelerated the development of 4 new specialized verticals to be launched in 2Q15;

•                  Cdiscount has accelerated its international expansion strategy into new countries: excellent growth momentum both in Vietnam and Thailand where 453 pick-up points within BigC stores have been developed, opening of a new site in Panama in January and preparation of further 8 new countries by 2015 year end.

CNOVA BRAZIL HIGHLIGHTS

CNOVA BRAZIL	1Q14	1Q15	Growth
GMV (R$ millions)	1,554.6	1,978.4	+27.3%
GMV (€ millions)	479.8	613.7	+27.9%
Net sales (R$ millions)	1,358.7	1,607.6	+18.3%
Net sales (€ millions)	419.4	498.7	+18.9%
Marketplace share (7) (%)	2.1%	6.3%	+425	bp
Mobile share of traffic(4) (%)	15.0%	25.1%	+1,019	bp

•                  Despite a soft macro-economic environment, Cnova Brazil’s successful strategic model allowed to increase its sales by 18.3% in BRL:

•                  Solid competitive price positioning well established since end of 3Q14, offering the lowest prices across most of the assortment;

•                  Higher orders per unique customer(5) (+5.4%);

•                  Cnova Brazil has accelerated its strategic investments to improve customer service and accelerate growth:

•                  Doubling of pick-up points compared to the end of 4Q14, reaching 210 at end of 1Q15, including immediate availability in select Casas Bahia and Pontofrio’s stores;

•                  Investment in a new ERP system alongside a new warehouse management system and a new customer service systems to sustain growth. Launch of a new recommendation tool;

•                  In the São Paulo area, transition from two existing distribution centers for light products to a single one of Via Varejo (8) and preparing the opening of two warehouses in the Mid-West and South regions;

•                  Selective investment in marketing costs to drive client acquisition;

•                  Selective investment in human resources to reinforce strategic areas such as marketplace, pick-up points, logistics and IT.

•                  Acceleration of Cnova Brazil marketplace growth:

•                  Cnova Brazil has successfully launched three additional marketplaces (Casas Bahia, Pontofrio and Cdiscount Brasil) in 1Q15 to leverage the strength of Cnova’s leading brand portfolio;

•                  Cnova Brazil marketplace share grew to 6.3% of GMV in 1Q15 from 2.1% in 1Q14, representing a +295% increase of marketplace sales year-over-year.

***

(1) GMV or Gross Merchandise Volume is comprised of our product sales, other revenues and marketplaces business volumes, after returns, including taxes.

(2) Active customers at the end of March having purchased at least once through our sites during the last 12 months.

(3) Total placed orders before cancellation due to fraud detection or customers not paying for their order

(4) Share of traffic on mobile devices excluding specialty and international websites

(5) Customers having purchased at the end of March, at least once through our sites over the last 3 months.

(6) Marketplace share on www.cdiscount.com. Marketplace share represents the overall number over the quarter

(7) Marketplace share on total GMV. Marketplace share represents the overall number over the quarter

(8) Closure of the Tambore distribution center and transfer of light products from the Cajamar distribution center (which will be used only for large products) to a Via Varejo warehouse based in Jundiai

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements may include projections regarding Cnova’s future performance and, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the ability to grow its customer base; the ability to maintain and enhance its brands and reputation; the ability to manage the growth of Cnova effectively; changes to technologies used by Cnova; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; and other factors discussed under the heading “Risk Factors” in the in the Annual Report on the Form 20-F filed with the U.S. Securities and Exchange Commission on March 31, 2015 and other documents filed with or furnished to the U.S. Securities and Exchange Commission. Any forward-looking statement made in this press release speaks only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

About Cnova N.V.

Cnova N.V. is one of the largest global eCommerce companies, operating Cdiscount sites in France, Brazil, Colombia, Ecuador, Panama, Thailand, Vietnam, Ivory Coast, Senegal, Cameroon and Belgium and the sites Extra.com.br, Pontofrio.com and Casasbahia.com.br. in Brazil. Cnova N.V. offers its more than 13 million active customers access to a wide assortment of more than 16 million product offerings through a combination of attractive pricing and highly differentiated delivery and payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com/investor-relations.aspx. Information available on, or accessible through, the sites referenced above is not part of this press release.

Cnova Investor Relations Contact:

investor@cnova.com

Tel: +31 207 950 671

Cnova Media Contact:

directiondelacommunication@cnovagroup.com

+33 6 80 39 50 71